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Exhibit 21.1

Name of Entity	State or Other Jurisdiction of Incorporation or Organization
Deckers Consumer Direct Corporation	USA (Arizona)
Deckers International Limited	Bermuda
Deckers Macau Limited	Macau
Deckers Europe Limited	United Kingdom
Deckers Asia Pacific Limited	Hong Kong
Deckers UK LTD	United Kingdom
StellaDeck Fashion Limited	Hong Kong
Deckers (Beijing) Trading Co., Ltd	China
Deckers Japan G.K.	Japan
Deckers Outdoor (Guangzhou) Consulting Co., Ltd	China
Deckers Dutch Coöperatie U.A.	Netherlands
Deckers Benelux B.V.	Netherlands
Deckers France SAS	France
Deckers Outdoor Canada ULC	British Columbia
Deckers Cabrillo, LLC	USA (California)
Deckers Retail, LLC	USA (California)
Deckers France II	France

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  Exhibit 21.1